FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of November 17th, 2023

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Weekly Report (November 13, 2023 - November 17, 2023) on the First Tranche of Tenaris Share Buyback Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17th, 2023

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Weekly Report (November 13, 2023 - November 17, 2023) on the First Tranche of Tenaris Share Buyback Program

Luxembourg, November 17, 2023. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that pursuant to its First Tranche of the Share Buyback Program announced on November 5, 2023, covering up to $300 million to be executed in the open market, it has repurchased the following ordinary shares from November 13 to (and including) November 17, 2023:

Date	Trading Venue	Shares Purchased	Weighted Average Price (EUR)	Purchases in EUR	Reference FX	Purchases in USD
16-nov-23	MTA	606,482	15.8337	9,602,854	1.0866	10,433,981
16-nov-23	CEUX	285,810	15.8455	4,528,802	1.0866	4,920,770
16-nov-23	TQEX	29,049	15.7835	458,495	1.0866	498,178
16-nov-23	AQXE	28,377	15.7833	447,883	1.0866	486,647
17-nov-23	MTA	480,897	15.6019	7,502,892	1.0878	8,161,271
17-nov-23	CEUX	229,137	15.6017	3,574,934	1.0878	3,888,634
17-nov-23	TQEX	27,032	15.6068	421,882	1.0878	458,902
17-nov-23	AQXE	26,106	15.6080	407,461	1.0878	443,216
		1,712,890	15.7308	26,945,203		29,291,599

From November 6, 2023 to (and including) November 17, 2023, the Company has purchased a total of 4,894,360 ordinary shares for a total consideration of €78,238,435, equivalent to USD84,282,922.

As of November 17, 2023, the Company held in treasury 4,894,360 ordinary shares equal to 0.41% of the total issued share capital.

Tenaris intends to cancel all shares purchased under the Program in due course.

Details of the above transactions, are available on Tenaris’s corporate website under the Share Buyback Program Section https://ir.tenaris.com/share-buyback-program.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.